Exhibit 99.1

WEARABLE DEVICES Ltd.

NOTICE OF A SPECIAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that a Special General Meeting of Shareholders (the “Meeting”) of Wearable Devices Ltd. (“Wearable” or the “Company”) will be held on February 19, 2026, at 11:00 a.m. Israel time at the Company’s office, located at 5 Ha-Tnufa Street, Yokne-am Illit, Israel, 2066736.

The following matters are on the agenda for the Meeting:

1.	To approve the private placement of warrants to purchase ordinary shares, no par value per share, of the Company (the “Ordinary Shares”) pursuant to a securities purchase agreement, and an amendment to certain terms of existing warrants.

2.	To approve the private placement of warrants to purchase Ordinary Shares, pursuant to an inducement offer letter agreement.

3.	To approve an amendment to the Company’s amended and restated compensation policy for the Company’s executive officers and directors.

4.	To approve a grant of equity-based compensation to Mr. Asher Dahan, the Company’s Chief Executive Officer and Chairman of the Board of Directors of the Company (the “Board”).

5.	To approve a grant of equity-based compensation to Mr. Guy Wagner, the Company’s Chief Scientific Officer, President and Director.

6.	To approve a one-time grant of equity-based compensation to non-executive directors of the Company.

7.	To approve one or more reverse share splits of the Company’s issued and outstanding Ordinary Shares, at an aggregate ratio of up to three for one (3:1), to be in effect, if effected, at the discretion of, and at such date to be determined by the Board.

Board Recommendation

The Board unanimously recommends that you vote in favor of the above proposals as further described in the attached proxy statement (the “Proxy Statement”).

Record Date

Shareholders of record at the close of business on January 22, 2026 (the “Record Date”) are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote their shares at the Meeting, as described below.

How You Can Vote

A form of proxy for use at the Meeting is attached to the Proxy Statement and, together with a return envelope, will be sent to holders of Ordinary Shares. By appointing “proxies,” shareholders may vote at the Meeting whether or not they attend. If a properly executed proxy in the attached form is received by the Company at least four (4) hours prior to the Meeting, all Ordinary Shares represented by the proxy shall be voted as indicated on the form.

Subject to applicable law and the rules of the Nasdaq Stock Market LLC, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” all of the proposals to be presented at the Meeting for which the Board recommends a “FOR”.

Shareholders may revoke their proxies or voting instruction form (as applicable) in accordance with Section 9 of the Regulations (Proxy and Position Statement) under the Israeli Companies Law, 5759-1999 (the “Companies Law”), by filing with the Company a written notice of revocation or duly executed proxy or voting instruction form (as applicable) bearing a later date and time.

If your shares are registered directly in your name with our transfer agent, VStock Transfer, LLC, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to use the proxy card included with the Proxy Statement to grant your voting proxy directly to Mr. Alon Mualem, the Company’s Chief Financial Officer, or to Mr. Asher Dahan, the Company’s Chief Executive Officer and Chairman of the Board (e-mail addresses: alonmualem@wearabledevices.co.il; asher.dahan@wearabledevices.co.il), or to vote in person at the Meeting.

If your Ordinary Shares are held through a bank, broker or other nominee, they are considered to be held in “street name” and you are the beneficial owner with respect to those Ordinary Shares. A beneficial owner as of the Record Date has the right to direct the bank, broker or nominee how to vote Ordinary Shares held by such beneficial owner at the Meeting. If your Ordinary Shares were held in “street name,” as of the Record Date, these proxy materials are being forwarded to you by your bank, broker or nominee who is considered, with respect to those Ordinary Shares, as the shareholder of record, together with a voting instruction card for you to use in directing the bank, broker or nominee how to vote your Ordinary Shares. You may also attend the Meeting. Because a beneficial owner is not a shareholder of record, you may not vote those Ordinary Shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or other nominee that holds your Ordinary Shares directly, giving you the right to vote the Ordinary Shares at the Meeting, and providing the Company with a copy of your identity card, passport or certification of incorporation, as the case may be. Absent specific instructions from the beneficial owner of the Ordinary Shares, we believe that brokers are not allowed to exercise their voting discretion with respect to the Proposals No. 3, 4, 5, and 6 herein, which we believe are considered as non-routine, and therefore, a “broker non-vote” will occur with respect to such uninstructed Ordinary Shares. It is important for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote its Ordinary Shares.

Voting Results

The final voting results will be tallied by the Company based on the information provided by VStock Transfer, LLC. or otherwise and the overall results of the Meeting will be published following the Meeting in a Report of Foreign Private Issuer on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission.

Sincerely,

Asher Dahan
Chief Executive Officer
January 15, 2026

WEARABLE DEVICES Ltd.

YOKNE-AM ILLIT, ISRAEL

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON FEBRUARY 19, 2026

This proxy statement (this “Proxy Statement”) is being filed by Wearable Devices Ltd. (the “Company”) to solicit proxies on behalf of the board of directors of the Company (the “Board”) for use at the Company’s special general meeting of shareholders (the “Meeting”) to be held on February 19, 2026, at 11:00 a.m. Israel time, or at any adjournment or postponement thereof.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, no par value per share, of the Company (the “Ordinary Shares”), covered thereby in accordance with the directions of the shareholders executing such proxy. In the absence of such directions, and except as otherwise mentioned in this Proxy Statement, the Ordinary Shares represented thereby will be voted in favor of the proposals described in this Proxy Statement.

Quorum and Adjournment

As a foreign private issuer, we are permitted to comply with Israeli corporate governance practices instead of certain requirements of the Nasdaq Stock Market Listing Rules (“Nasdaq” and the “Nasdaq Rules”, respectively), provided that we disclose those Nasdaq Rules with which we do not comply with and the equivalent Israeli requirement that we follow instead (the “Foreign Private Issuer Exemption”). We currently rely on this Foreign Private Issuer Exemption with respect to the quorum requirement for meetings of our shareholders. As permitted under the Israeli Companies Law, 5759-1999 (the “Companies Law”) and in accordance with our Amended and Restated Articles of Association (the “Articles”), two or more shareholders present, in person or by proxy, holding in the aggregate not less than twenty five percent (25%) of the outstanding Ordinary Shares, shall constitute a quorum for the Meeting.

If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned to the same day, February 19, 2026, at 11:30 a.m. Israel time (the “Adjourned Meeting”). At the Adjourned Meeting, any number of shareholders present in person or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes (if any) are counted for the purpose of determining a quorum.

Required Vote and Voting Procedures

Pursuant to the Companies Law, each of Proposals No. 1, 2, 5and 7 described hereinafter requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposal (a “Simple Majority”).

Proposals No. 3, 4 and 6 described hereinafter, are each subject to the fulfillment of the aforementioned voting requirements and also one of the following additional voting requirements: (i) the majority of the Ordinary Shares that are voted at the Meeting in favor of such proposal, excluding abstentions, include a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the proposal; or (ii) the total number of Ordinary Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company (a “Special Majority”).

In case Proposal No. 3 is approved, Proposal No. 6 will require a Simple Majority, as defined above.

For this purpose, a “Controlling Shareholder” is defined under the Companies Law as any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or officer of the Company). A person is presumed to be a Controlling Shareholder if he or she holds or controls, by himself or herself or together with others, one half or more of any one of the “means of control” of a company. In the context of a transaction with an interested party, a shareholder who holds twenty five percent (25%) or more of the voting rights in a company is also presumed to be a Controlling Shareholder if no other shareholder holds more than fifty percent (50%) of the voting rights in such company. “Means of Control” is defined as either: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

For this purpose, “Personal Interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his or her aforementioned relatives serve as a director or the chief executive officer, owns at least five percent (5%) of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; or (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the company.

According to the Companies Law Regulations (Exemptions for Companies whose Securities are Listed for Trading on a Stock Exchange Outside of Israel) 5760-2000, by signing and submitting the attached Proxy Card, a shareholder of record declares and approves that he or she are not a controlling shareholder and/or has no personal interest in the approval of any of the items on the Meeting agenda that requires such declaration under the Companies Law, with the exception of a personal interest that the shareholder positively informed the Company about, as detailed in the attached Proxy Card.

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company holding at least one percent (1%) of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting by delivering such proposal to Mr. Alon Mualem, e-mail address: alonmualem@wearabledevices.co.il, no later than January 22, 2026.

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a statement (a “Position Statement”) to the Company’s offices located at 5 Ha-Tnufa Street, Yokne-am Illit, Israel 2066736. Any Position Statement received will be furnished to the U.S. Securities and Exchange Commission (the “SEC”) on a Report of Foreign Private Issuer on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov. Position Statements should be submitted to the Company no later than February 9, 2026. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement. The Board’s response to the Position Statement will be submitted no later than the end of February 13, 2026.

One shareholder or more holding Ordinary Shares representing five percent (5%) or more of the Company’s issued and outstanding share capital and voting rights as of the Record Date (i.e., 473,206 Ordinary Shares) are entitled to examine the proxy and voting materials.

It is noted that there may be changes on the agenda after publishing this Proxy Statement. Therefore, the most updated agenda will be furnished to the SEC on a Report of Foreign Private Issuer on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov.

PROPOSAL 1

TO APPROVE THE PRIVATE PLACEMENT OF WARRANTS TO PURCHASE ORDINARY SHARES,
PURSUANT TO A SECURITIES PURCHASE AGREEMENT, AND AN AMENDMENT TO CERTAIN TERMS OF EXISTING WARRANTS

Background

Under Section 274 of the Companies Law, a private placement that grants twenty percent (20%) or more of the Company’s issued and outstanding share capital, which is not on market terms and increases the holdings of a ‘material shareholder’ as defined under the Companies Law (i.e., a shareholder that holds at least five percent (5%) of the Company’s issued and outstanding share capital), requires the approval of a company’s shareholders. In accordance with the regulations promulgated under the Companies Law and subject to certain conditions, the Company may alternatively follow regulations that apply to companies that are traded on Nasdaq and that regulate private offerings.

The Private Placement

On October 29, 2025, the Board approved a registered direct offering by the Company, to a single institutional investor (the “Registered Direct Offering”, and the “Investor”, respectively) of: (i) 655,000 Ordinary Shares, at an offering price of $2.67 per share; and (ii) pre-funded warrants to acquire up to 575,000 Ordinary Shares (the “Pre-Funded Warrants”) at an offering price of $2.6699 per Pre-Funded Warrant, together with an accompanying Ordinary Warrant. The Company received aggregate gross proceeds of approximately $3.3 million from the Registered Direct Offering, before deducting fees and other expenses payable by the Company.

Additionally, the Board approved, and recommended that the Company’s shareholders approve: (i) a concurrent private placement (together with the Registered Direct Offering, the “Offering”) of warrants to purchase up to 1,230,000 Ordinary Shares, at an exercise price of $2.67 per Ordinary Share (the “Ordinary Warrants”), to the Investor; and (ii) in connection with the Offering, an amendment to the warrants that were previously issued in September 2025 to the Investor, that originally entitled the Investor to purchase up to 1,000,000 Ordinary Shares of the Company, with an exercise price of $4.00 per share, and up to 670,000 Ordinary Shares of the Company, with an exercise price of $6.00 per share, such that all of the mentioned existing warrants will have an amended exercise price of $2.67 per share (the “Amended Warrants” and the “Warrant Amendment”, respectively). The above Offering and Warrant Amendment are all in accordance with the terms of the securities purchase agreement and the Warrant Amendment Agreement, which were filed as Exhibits 10.1 and 4.3, respectively, to the Report of Foreign Private Issuer on Form 6-K of the Company, furnished to the SEC on October 31, 2025.

Having discussed and considered the relevant provisions of the Companies Law, and of certain regulations that apply to companies that are traded on Nasdaq and that regulate private offerings, the Board approved and recommends to the Company’s shareholders to approve the private placement of the Ordinary Warrants and the Warrant Amendment.

Proposed Terms of the Ordinary Warrants

The 1,230,000 Ordinary Warrants, if issued and exercised, reflect approximately 6.2% of the Company’s issued and outstanding share capital, on a fully diluted basis (including securities pending to be issued upon shareholders’ approval) as of January 15, 2026.

According to the Offering terms, if the Company does not obtain shareholders’ approval at the Meeting, the Company shall call a meeting every six (6) months thereafter to seek shareholder approval until the earlier of the date on which shareholder approval is obtained or the Ordinary Warrants are no longer outstanding.

The exercise price and the number of Ordinary Shares issuable upon exercise of the Ordinary Warrants (the “Ordinary Warrant Shares”) are subject to adjustment in the event of share dividends, share splits, subsequent rights offerings, pro rata distributions, reorganizations, or similar events affecting the Ordinary Shares or the exercise price.

The Company has agreed to file a registration statement on Form F-1 or Form F-3 providing for registration of the re-sale of the Ordinary Shares issuable upon the exercise of the Ordinary Warrants by the Investor.

Proposed Terms of the Amended Warrants

The 1,670,000 Amended Warrants, if exercised, represent approximately 8.4% of the Company’s issued and outstanding share capital, on a fully diluted basis (including securities pending to be issued upon shareholders’ approval) as of January 15, 2026. The Amended Warrants shall expire five years from the date shareholder approval is obtained.

Under the terms of the Warrant Amendment Agreement, if the Company does not obtain shareholders’ approval at the Meeting, the Company shall call a meeting every six (6) months thereafter to seek shareholder approval until the earlier of the date on which shareholder approval is obtained or the Amended Warrants are no longer outstanding.

The exercise price and the number of Ordinary Shares issuable upon exercise of the Amended Warrants (the “Amended Warrant Shares”) are subject to adjustment in the event of share dividends, share splits, subsequent rights offerings, pro rata distributions, reorganizations, or similar events affecting the Ordinary Shares or the exercise price.

Board’s recommendation

In making their decision to approve and to recommend that the Company’s shareholders approve the issuance of the Ordinary Warrants and the amendment to the Amended Warrants, the Board considered numerous factors, including (i) that in order to finance its current operations, the Company requires additional funding; (ii) the Company’s cash balance prior to the Offering; (iii) that the Offering was expected to advance the Company’s financial strategy; (iv) the Company’s continuous evaluation of alternative financing options; (v) that as of the date of the Offering, the most favorable financing alternative available to the Company was through the Offering; and (vi) that the Board reviewed the terms of the proposed transaction, including in comparison to the market price of the Ordinary Shares, and determined that the transaction is in the best interests of the Company.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the private placement of the Ordinary Warrants pursuant to the Securities Purchase Agreement and the Warrant Amendment to certain terms of existing warrants, as set forth in the Proxy Statement.”

The approval of this proposal requires the affirmative vote of a Simple Majority (as defined in this Proxy Statement).

The Board unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 2

TO APPROVE A PRIVATE PLACEMENT OF NEW WARRANTS TO PURCHASE ORDINARY SHARES, PURSUANT TO AN INDUCEMENT OFFER LETTER AGREEMENT

Background

Under Section 274 of the Companies Law, a private placement that grants twenty percent (20%) or more of the Company’s issued and outstanding share capital, which is not on market terms and increases the holdings of a ‘material shareholder’ as defined under the Companies Law (i.e., a shareholder that holds at least five percent (5%) of the Company’s issued and outstanding share capital), requires the approval of the Company’s shareholders.

The Warrant Inducement

On November 26, 2025, the Board approved, and recommended that the Company’s shareholders approve, a private placement of warrants to purchase up to 5,813,500 Ordinary Shares, at an exercise price of $1.86 per Ordinary Share (the “New Warrants”), to the Investor (as defined in Proposal No. 1) , in consideration of the immediate exercise of 3,322,000 warrants to purchase up to 3,322,000 Ordinary Shares at an exercise price of $1.71 per Ordinary Share by the Investor (the “Warrant Inducement” and the “Existing Warrants,” respectively), all under the terms specified in the inducement offer letter agreement dated November 26, 2025, between the Investor and the Company (|the “Inducement Letter”), which was filed as Exhibit 10.1 to the Report of a Foreign Private Issuer on Form 6-K of the Company, furnished to the SEC on December 1, 2025.

The Company received aggregate gross proceeds of approximately $5.68 million from the exercise of the Existing Warrants by the Investor, before deducting fees and other expenses payable by the Company.

Proposed Terms of the New Warrants

The New Warrants, if issued and exercised, will represent 29.1% of the Company’s issued and outstanding share capital, on a fully diluted basis (including securities pending to be issued upon shareholders’ approval) as of January 15, 2026. In addition, the issuance is not on market terms, as such term is defined under the Companies Law, and therefore Section 274 of the Companies Law requires the issuance of the New Warrants to be approved by the Company’s shareholders.

Under the Inducement Letter terms, if the Company does not obtain shareholders’ approval at the Meeting, the Company shall call a meeting every 90 days thereafter to seek shareholders’ approval until the earlier of the date on which shareholder approval is obtained or the New Warrants are no longer outstanding.

The exercise price and the number of Ordinary Shares issuable upon exercise of the New Warrants are subject to adjustment in the event of share dividends, share splits, subsequent rights offerings, pro rata distributions, reorganizations, or similar events affecting the Ordinary Shares or the exercise price.

The Company has agreed to file a registration statement on Form F-1 or Form F-3 providing for registration of the re-sale of the Ordinary Shares issuable upon the exercise of the New Warrants by the Investor.

Board’s recommendation

In making their decision to approve and to recommend that the Company’s shareholders approve the issuance of the New Warrants, the Board considered numerous factors, including (i) that in order to finance its current operations, the Company requires additional funding; (ii) the Company’s cash balance prior to the Warrant Inducement; (iii) the Company’s continuous evaluation of alternative financing options; (iv) that as of the date of the Warrant Inducement, the most favorable financing alternative available to the Company was through the Warrant inducement; and (v) that the Board reviewed the terms of the proposed transaction, including in comparison to the market price of the Ordinary Shares, and determined that the transaction is in the best interests of the Company.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the private placement of the New Warrants, pursuant to the Inducement Offer Letter Agreement, as set forth in the Proxy Statement.”

The approval of this proposal requires the affirmative vote of a Simple Majority (as defined in this Proxy Statement).

The Board unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 3

TO APPROVE AN AMENDMENT TO THE COMPANY’S AMENDED AND RESTATED COMPENSATION
POLICY FOR COMPANY’S OFFICERS AND DIRECTORS

Pursuant to the Companies Law, all public Israeli companies are required to adopt a written compensation policy for their executives, which addresses certain items prescribed by the Companies Law and serves as a flexible framework for executive and director compensation. Accordingly, on March 6, 2022, the Company adopted a compensation policy, for a period of five (5) years, as amended by approval of the shareholders of the Company, and as most recently amended on September 19, 2025 (the “Current Compensation Policy”).

The Board wishes to update the Current Compensation Policy in accordance with current market standards. In light of the above and in order to adhere to the global best practices in executive compensation and to ascertain the positioning of our directors’ and office holders’ pay packages vis-à-vis our peers, the Company requested a benchmarking study of peer companies, which was subsequently conducted by an external consultant. The study included executive compensation information of comparable companies in the technology field (the “External Benchmark Study”).

Therefore, on December 22, 2025 and December 23, 2025, the Company’s compensation committee of the Board (the “Compensation Committee”) and the Board, respectively, approved and recommended to the shareholders of the Company to approve, the adoption of an amendment to the Current Compensation Policy, which presents the following changes (the “Amended Compensation Policy”):

Section of Amended Current Compensation Policy	Original Wording	Amended Wording
2.5.3 (Basic salary, benefits and other related benefits)	In any case, the basic
monthly salary, or alternatively,
the monthly consultation fees
shall not exceed the maximum
amount set out below (linked to
the Consumer Price Index
commencing May 2015):
…
Chief Executive Officer (the
“CEO”) - $27,500	In any case, the basic monthly salary, or
alternatively, the monthly consultation fees
shall not exceed the maximum amount set out
below (linked to the Consumer Price Index
commencing May 2015):
…
Chief Executive Officer (the “CEO”) -
$30,000
2.7.7 (The maximum annual bonus)	The maximum annual
bonus of office holders as
of date of payment thereof (both in
respect of Discretionary Bonus
and in respect of bonus based on
Measurable Targets):
CEO – Up to 9 salaries;
Other Subordinate Office
holders – Up to 6 salaries.	The maximum annual bonus of office
holders as of date of payment thereof (both in
respect of Discretionary Bonus and in respect
of bonus based on Measurable Targets):
CEO – Up to 18 salaries;
Other subordinate office holders – Up to 14
salaries.
2.12 (The ratio between the variable components and the basic salary component)	The ratio between the variable components and the total compensation (all office holders): up to 60%	The ratio between
the variable
components and the
total compensation
Active Chairman of the Board of Directors:
up to 60%
CEO: up to 80%
Subordinate Office Holders: up to 75%
Foreign Office holders: up to 75%

2.11.1.7 (Long-term compensation)

the equity-based compensation is subject to the following principles (and in any case- the lowest of):

1. The value of compensation in accordance with number of monthly salaries as specified below. The maximum compensation value is for one-year term and shall be calculated on a linear basis[4].

2. the maximum rate of dilution for shareholders which will not exceed the rate listed below.

Maximum amounts as follows:

Maximum Monthly Salaries-
Chairman - 6

CEO – 6
Subordinate office holders – 6

Maximum Dilution Rate-
Chairman – 2%

CEO – 2%
Subordinate office holders – 2%

the equity-based compensation is subject to the following principle:

The value of compensation in accordance with number of monthly salaries as specified below. The maximum compensation value is for one-year term and shall be calculated on a linear basis[4].

Maximum Monthly Salaries-
Chairman - 6
CEO – 35
Subordinate office holders - 25

2.14 (Compensation of directors)	The Company may grant equity-
based compensation to
directors, including external
directors and independent
directors, from time to time, all
in accordance with applicable law.
The fair value of securities
granted to directors at the grant
date, as reflected in the
Company’s financial statements,
will be calculated on the basis
of accepted valuation methods
(such as Black & Scholes /
Intermediate), and will not
exceed 75% of the total annual
compensation and participation
compensation given to directors
in the 12 months preceding
grant date, or up to $50,000.	The Company may grant equity-based
compensation to directors, including external
directors and independent directors, from time
to time, all in accordance with applicable law.
The fair value of annual expenses for
securities granted to directors, as reflected in
the Company’s financial statements, will be
calculated on the basis of accepted valuation
methods (such as Black & Scholes /
Intermediate), and will not exceed $225,000.

Except as described above, no other changes have been made to the Current Compensation Policy.

When considering the Amended Compensation Policy, the Compensation Committee and the Board considered numerous factors, including the market standards (as reflected in the External Benchmark Study) advancement of the Company’s objectives, the Company’s business plan and its long-term strategy, and creation of appropriate incentives for its office holders and directors. The Compensation Committee and the Board also considered, among other things, the Company’s risk management, size and the nature of its operations, and reviewed various data and information they deemed relevant.

The Amended Compensation Policy is designed to promote retention and motivation of the Company’s office holders and directors, incentivize superior individuals’ excellence, align the interests of the Company’s office holders and directors with the long-term performance of the Company and provide a risk management tool. To that end, a portion of each office holder’s compensation package is targeted to reflect the Company’s short and long-term goals, as well as the office holder’s individual performance, while considering each officer’s skills, education, expertise and achievements.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve and adopt the Amended Compensation Policy for the Company’s directors and officers, in the form attached as Exhibit A to the Proxy Statement.”

The approval of this proposal requires the affirmative vote of a Special Majority (as defined in this Proxy Statement).

The Board unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 4

TO APPROVE A GRANT OF EQUITY-BASED COMPENSATION TO MR. ASHER DAHAN,
THE COMPANY’S CEO AND CHAIRMAN OF THE BOARD

On December 22, 2025 and on December 23, 2025 (in this proposal, the “Date of Grant”), the Compensation Committee and the Board, respectively, approved and recommended that the Company’s shareholders to approve, a grant of Restricted Share Units (“RSUs”) to Mr. Asher Dahan, the Company’s CEO and Chairman of the Board. Accordingly, the Company wishes to grant RSUs of up to 150,000 Ordinary Shares to Mr. Dahan, in accordance with the Current Compensation Policy and in accordance with the Amended Compensation Policy, and the Wearable Devices Ltd. 2024 Global Equity Incentive Plan (the “2024 Plan”, and the “Grant of RSUs to Mr. Dahan”, respectively).

The total value of the Grant of RSUs to Mr. Dahan is $277,700 (approximately NIS 886,000), based on the average of the Company’s market price in the last 30 days prior to the Date of Grant. The terms of the Grant of RSUs to Mr. Dahan are within the frame and principles of the Current Compensation Policy and Amended Compensation Policy.

The Ordinary Shares owned by Mr. Dahan, together with the Ordinary Shares underlying that Grant of RSUs to Mr. Dahan, together with Ordinary Shares that will result from the exercise of outstanding options, or from settlement of RSUs, previously granted to Mr. Dahan (a total of 219,125 Ordinary Shares), will cause Mr. Dahan’s holdings to be equal to approximately 1.08% of the Company’s issued and outstanding share capital on a fully diluted basis (including securities pending to be issued upon shareholders’ approval) as of January 15, 2026.

The Grant of RSUs to Mr. Dahan shall vest on a monthly basis so that 1/36 of the RSUs shall vest at the end of each one (1) month, beginning January 1, 2026 (in this proposal, the “Vesting Schedule”). All other terms will be as set forth in the 2024 Plan.

The Vesting Schedule will be fully accelerated in the occurrence of a Double Trigger Event (as defined in the Company’s Current Compensation Policy).

The RSUs are granted in accordance with the capital gain track of Section 102 of the Israeli Income Tax Ordinance, 1961, or as may otherwise be applicable.

In making its recommendation with regard to the approval of the Grant of RSUs to Mr. Dahan, the Compensation Committee and the Board each have also considered, inter alia: (i) factors included in the Current Compensation Policy and Amended Compensation Policy, including, the position, responsibilities, background and experience of Mr. Dahan; (ii) other relevant information and materials presented to them; (iii) the importance and contribution of Mr. Dahan to the Company’s business and growth; (iv) that the Grant of RSUs to Mr. Dahan reflects a fair and reasonable value of his contribution to the Company; and (v) that Mr. Dahan performs a significant role in the planning, establishment and implementation of the Company’s business, corporate and financing aspects, and will continue to play a key role in the Company’s pursuit to enhance its business and growth opportunities; (vi) Mr. Dahan’s extensive knowledge and expertise relating to the Company’s business; (vii) that the Grant of RSUs to Mr. Dahan is meant to establish and align the interests of Mr. Dahan and the Company’s shareholders and to align his compensation with the Company’s long-term achievements; and (viii) his long-term commitment and vision that have been instrumental in guiding the Company through key technological, operational, and commercial milestones.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the Grant of RSUs to Mr. Dahan, as set forth in the Proxy Statement.”

The approval of this proposal requires the affirmative vote of a Special Majority (as defined in this Proxy Statement).

The Board unanimously recommends a vote FOR the above proposal.

PROPOSAL 5

TO APPROVE A GRANT OF EQUITY-BASED COMPENSATION TO MR. GUY WAGNER,

THE COMPANY’S CHIEF SCIENTIFIC OFFICER, PRESIDENT AND DIRECTOR

On December 22, 2025 and on December 23, 2025 (in this proposal, the “Date of Grant”), the Compensation Committee and the Board respectively, approved and recommended that the Company’s shareholders to approve, a grant of RSUs to Mr. Guy Wagner, the Company’s Chief Scientific Officer (“CSO”), President and Director. Accordingly, the Company wishes to grant RSUs of up to 150,000 Ordinary Shares to Mr. Wagner, in accordance with the Current Compensation Policy and in accordance with the Amended Compensation Policy, and the 2024 Plan, and the “Grant of RSUs to Mr. Wagner”).

The total value of the Grant of RSUs to Mr. Wagner is $277,700 (approximately NIS 886,000), based on the average of the Company’s market price in the last 30 days prior to the Date of Grant. The terms of the Grant of RSUs to Mr. Wagner are within the frame and principles of the Current Compensation Policy and Amended Compensation Policy.

The Ordinary Shares owned by Mr. Wagner, together with the Ordinary Shares underlying that Grant of RSUs to Mr. Wagner, together with Ordinary Shares that will result from the exercise of outstanding options, or from settlement of RSUs, previously granted to Mr. Wagner (a total of 224,750 Ordinary Shares), will cause Mr. Wagner’s holdings to be equal to approximately 1.11% of the Company’s issued and outstanding share capital on a fully diluted basis (including securities pending to be issued upon shareholders’ approval) as of January 15, 2026.

The Grant of RSUs to Mr. Wagner shall vest on a monthly basis so that 1/36 of the RSUs shall vest at the end of each one (1) month, beginning January 1, 2026 (in this proposal, the “Vesting Schedule”). All other terms will be as set forth in the 2024 Plan.

The Vesting Schedule will be fully accelerated in the occurrence of a Double Trigger Event (as defined in the Company’s Current Compensation Policy).

The RSUs are granted in accordance with the capital gain track of Section 102 of the Israeli Income Tax Ordinance, 1961, or as may otherwise be applicable.

In making its recommendation with regard to the approval of the Grant of RSUs to Mr. Wagner, the Compensation Committee and the Board each have also considered, inter alia: (i) factors included in the Current Compensation Policy and Amended Compensation Policy, including, the position, responsibilities, background and experience of Mr. Wagner; (ii) other relevant information and materials presented to them; (iii) the importance and contribution of Mr. Wagner to the Company’s business and growth; (iv) that the Grant of RSUs to Mr. Wagner reflects a fair and reasonable value of his contribution to the Company; and (v) that Mr. Wagner performs a significant role in the planning, establishment and implementation of the Company’s business, corporate and financing aspects, and will continue to play a key role in the Company’s pursuit to enhance its business and growth opportunities; (vi) Mr. Wagner’s extensive knowledge and expertise relating to the Company’s business; (vii) that the Grant of RSUs to Mr. Wagner is meant to establish and align the interests of Mr. Wagner and the Company’s shareholders and to align his compensation with the Company’s long-term achievements; and (viii) his long-term commitment and vision that have been instrumental in guiding the Company through key technological, operational, and commercial milestones.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the Grant of RSUs to Mr. Wagner, as set forth in the Proxy Statement.”

The approval of this proposal requires the affirmative vote of a Simple Majority (as defined in this Proxy Statement).

The Board unanimously recommends a vote FOR the above proposal.

PROPOSAL 6

TO APPROVE A ONE-TIME GRANT OF EQUITY-BASED COMPENSATION TO
NON-EXECUTIVE DIRECTORS OF THE COMPANY

On December 22, 2025 and December 23, 2025 (in this proposal, the “Date of Grant”) the Compensation Committee and the Board, respectively, approved and recommended that the Company’s shareholders to approve, a one-time grant of RSUs representing an amount of $166,620 for each of the non-executive directors of the Company currently serving on the Company’s board (the “Non-Executive Directors”). Accordingly, the Company wishes to grant RSUs of up to 90,000 Ordinary Shares to each of Ms. Ilana Lurie, Mr. Yaacov Goldman, and Mr. Eli Bachar, who are serving as Non-Executive Directors of the Company as of the date hereof, in accordance with the Amended Compensation Policy and the 2024 Plan (the “Grant of RSUs to Non-Executive Directors”). The Grant of RSUs to Non-Executive Directors is not within the framework of the Current Compensation Policy.

The total value of the Grant of RSUs to Non-Executive Directors is $166,620 (approximately NIS 532,000) to each one of them, based on the average of the market price of the Company’s Ordinary Shares in the last 30 days prior to the Date of Grant. The terms of the Grant of RSUs to Non-Executive Directors are not within the framework of the Current Compensation Policy, but are within the framework of the Amended Compensation Policy.

The Ordinary Shares underlying the Grant of RSUs to Non-Executive Directors, together with 70,555 Ordinary Shares that will result from the exercise of outstanding options, or from the settlement of RSUs, previously granted to the Ms. Ilana Lurie, Mr. Yaacov Goldman, and Mr. Eli Bachar (a total of 340,555 Ordinary Shares), will cause the aggregate holdings of Ms. Ilana Lurie, Mr. Yaacov Goldman, and Mr. Eli Bachar to be equal to approximately 1.67% of the Company’s issued and outstanding share capital on a fully diluted basis (including securities pending to be issued upon shareholders’ approval) as of January 15, 2026.

The following table sets forth the suggested Grant of RSUs to Non-Executive Directors, with regards to Ms. Ilana Lurie, Mr. Yaacov Goldman, and Mr. Eli Bachar, which the Compensation Committee and the Board believe to be in the best interests of the Company:

Name	Title	No. of RSUs proposed for grant herein	No. of options and RSUs granted prior to the proposed grant herein	Aggregate No. of options and RSUs following the approval of proposed grant herein

Ilana Lurie	Director	90,000	22,750	112,750
Yaacov Goldman	Director	90,000	22,750	112,750
Eli Bachar	Director	90,000	25,055	115,055

The Grant of RSUs to Non-Executive Directors is subject to standard three-year vesting under the 2024 Plan, and shall vest on a monthly basis so that 1/36 of the RSUs shall vest at the end of each one (1) month, beginning January 1, 2026. All other terms of the RSUs will be as set forth in the 2024 Plan.

The RSUs are granted in accordance with the capital gain track of Section 102 of the Israeli Income Tax Ordinance, 1961, or as may otherwise be applicable.

In making its recommendation regarding the approval of the Grant to the Non-Executive Directors, the Compensation Committee and the Board each have also considered, inter alia: (i) factors included in the Current Compensation Policy and Amended Compensation Policy, including the position, responsibilities, background and experience of each of Ms. Ilana Lurie, Mr. Yaacov Goldman, and Mr. Eli Bachar; (ii) other relevant information and materials presented to them; (iii) that the Grant of RSUs to Non-Executive Directors reflects a fair and reasonable value for the services, commitment, contribution to the Company’s growth and achievements of Ms. Ilana Lurie, Mr. Yaacov Goldman, and Mr. Eli Bachar; (iv) the considerations mentioned in Section 267(b)A of the Companies Law and any reference to the matters specified in part A and B of the first addition to the Companies Law; and (v) that the Grant of RSUs to Non-Executive Directors is intended to establish and align the interests of Non-Executive Directors and the Company’s shareholders and to align their compensation with the Company’s long-term achievements.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve a one-time grant of equity-based compensation to the Non-Executive Directors of the Company, as set forth in this Proxy Statement.”

In case Proposal 3 will be approved, the approval of this proposal requires the affirmative vote of a Simple Majority (as defined in this Proxy Statement).

In case Proposal 3 will not be approved, the approval of this proposal requires the affirmative vote of a Special Majority (as defined in this Proxy Statement).

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 7

TO APPROVE ONE OR MORE REVERSE SHARE SPLITS OF THE COMPANY’S ISSUED AND OUTSTANDING ORDINARY SHARES AT AN AGGREGATE RATIO OF UP TO 3:1, TO BE IN EFFECT, IF EFFECTED, AT THE DISCRETION OF, AND AT SUCH DATE TO BE DETERMINED BY THE BOARD

On December 23, 2025, the Board approved, subject to the approval of the general meeting of the Company’s shareholders, a framework for a potential adjustment of the Company’s share capital at a ratio of up to 1-for-3, with respect to the Company’s issued and outstanding Ordinary Shares, such that up to every three (3) Ordinary Shares shall be converted into one (1) Ordinary Share, and/or any Ordinary Shares issuable pursuant to exercise or conversion of outstanding options, RSUs and/or warrants issued by the Company, to be effected, if effected, at the discretion of, and at such date to be determined by the Board (the “Reverse Split”).

If the Reverse Split is approved, then the Board will have the authority, at its own discretion, to determine whether to effect one or more Reverse Splits, and the exact ratio and the effective date of the Reverse Split until up to twelve (12) months following the shareholders’ approval. Following such determination by the Board, the Company will issue a press release announcing the effective date and the ratio of the Reverse Split.

The Board believes that it is appropriate and in the best interest of the Company, to approve the Reverse Split, and that the Reverse Split will help to support the continued listing of the Company’s Ordinary Shares on Nasdaq, which will enable the Company to have better access to the public capital markets while providing for greater liquidity for the Company’s shareholders. In addition, the Board believes that a reverse share split is advisable in order to make the Company’s Ordinary Shares more attractive to a broader range of investors.

Further, the Board believes that approval of a proposal providing the Board with this generalized grant of authority with respect to setting the Reverse Split ratios, rather than mere approval of a pre-defined reverse stock split, will give the Board the flexibility to set the ratio in accordance with current market conditions and therefore allow the Board to act in the best interests of the Company and its shareholders.

Importantly, the Board notes that under Nasdaq Listing Rule 5810(c)(3)(A), as recently amended, if a company has effected a reverse share split within the prior two-year period and subsequently fails to meet the $1.00 minimum bid price requirement, such company may not be eligible for the standard 180-day grace period to regain compliance. Instead, the company may face immediate delisting proceedings, leaving a significantly shorter window (typically 30 to 45 days during a hearings process) to effect a cure. Accordingly, the Board believes that obtaining shareholder approval at this time is critical to provide the Company with the necessary flexibility to respond swiftly to any such regulatory requirements and to ensure the Company’s Ordinary Shares remain listed on Nasdaq.

The implementation of one or more Reverse Splits will result in the reduction of the number of the issued and outstanding Ordinary Shares in accordance with the exchange ratio (up to 3:1), such that if the Reverse Split is approved, depending on the ratio, up to three (3) Ordinary Shares, issued and outstanding, shall be converted into one (1) Ordinary Share. The Reverse Split, if effected, would not adjust the authorized share capital of the Company under the Company’s Articles, which, as of the date hereof consists of 500,000,000 Ordinary Shares.

In addition, if the Reverse Split is effected, the exercise price and the number of Ordinary Shares issuable upon the exercise of any outstanding options, RSUs and/or warrants will be proportionately adjusted pursuant to the terms of the respective securities in connection with the Reverse Split. Furthermore, upon completion of the Reverse Split, the number of Ordinary Shares and/or any options or RSUs available for issuance under the 2024 Plan and the Wearable Devices Ltd. 2024 Employee Stock Purchase Plan shall be appropriately adjusted.

The Reverse Split, if effected, will be effected simultaneously for all of the Company’s securities, and the exchange ratio will be the same for all securities. The Reverse Split will affect all the Company’s shareholders uniformly and will not affect any shareholder’s percentage ownership interests in the Company, relative voting rights or other rights. Ordinary Shares resulting from the Reverse Split will remain fully paid and non-assessable.

No fractional shares will be issued as a result of the Reverse Split. In accordance with our Articles, all fractional shares will be rounded to the nearest whole Ordinary Share.

Upon the implementation of the Reverse Split, the Company intends to treat shares held by shareholders through a bank, broker, custodian, or other nominee in the same manner as registered shareholders whose shares are registered in their names. Banks, brokers, custodians, or other nominees will be instructed to effect the Reverse Split for their beneficial holders holding the Company’s Ordinary Shares in street name. However, these banks, brokers, custodians, or other nominees may have different procedures than registered shareholders for processing the Reverse Split. Shareholders who hold the Company’s Ordinary Shares with a bank, broker, custodian or other nominee and who have any queries in this regard are encouraged to contact their banks, brokers, custodians or other nominees.

While the Board believes that the potential advantages of a Reverse Split outweigh any actual or potential disadvantages, if the Company does effect a Reverse Split there can be no assurance that (i) the Company’s Ordinary Shares will trade at a price in proportion to the decrease in the number of outstanding shares resulting from the Reverse Split; (ii) the liquidity of the Company’s Ordinary Shares will not be adversely affected by the reduced number of shares that would be outstanding and available for trading after the Reverse Split; (iii) engaging in a Reverse Split will not be perceived in a negative manner by investors, analysts or other stock market participants; or (iv) the Reverse Split will not result in some shareholders owning “odd-lots” of fewer than 100 Ordinary Shares, potentially resulting in higher brokerage commissions and other transaction costs than the commissions and costs of transactions in “round-lots” of even multiples of 100 shares.

THE U.S. AND ISRAELI TAX CONSEQUENCES OF THE REVERSE SPLIT MAY DEPEND UPON THE PARTICULAR CIRCUMSTANCES OF EACH SHAREHOLDER. ACCORDINGLY, EACH SHAREHOLDER IS ADVISED TO CONSULT THE SHAREHOLDER’S TAX ADVISOR WITH RESPECT TO ALL OF THE POTENTIAL TAX CONSEQUENCES TO THE SHAREHOLDER OF THE REVERSE SPLIT

The Board believes that the Reverse Split is appropriate and in the best interest of the Company’s shareholders.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve one or more reverse share splits of the Company’s issued and outstanding Ordinary Shares at an aggregate ratio of up to 3:1, to be effected, if effected, at the discretion of and on such date to be determined by the Board, as set forth in the Proxy Statement”.

The approval of this proposal requires the affirmative vote of a Simple Majority (as defined in this Proxy Statement).

The Board unanimously recommends that the shareholders vote FOR the above proposal.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF THE PROPOSAL DESCRIBED IN THIS PROXY STATEMENT.

Proxies and all other applicable materials should be sent to:

VStock Transfer, LLC

18 Lafayette Place

Woodmere, New York 11598

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than described in this proxy statement.  If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, the Company files reports and other information with the SEC. All documents which the Company will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Special General Meeting of Shareholders and the proxy statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED JANUARY 15, 2026. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN JANUARY 15, 2026, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board

Wearable Devices Ltd.
Asher Dahan, Chief Executive Officer

Exhibit A

Amended Compensation Policy for the Company’s Executive Officers and Directors

Wearable Devices Ltd.

(“the Company”)

Compensation Policy for Company’s Office Holders

Dated: September 2025

1.	Introduction

1.1	Pursuant to the provisions of the Companies Law, 1999 (hereafter – “the Companies Law”), on March 6, 2022, the Company’s Board of Directors approved a compensation policy (hereafter – the “Policy”) with respect to the terms of service and / or employment of Company’s office holders (as defined below) (hereafter - the “office holders”), after discussing and considering the recommendations of the Company’s Compensation Committee regarding this matter.

1.2	The provisions of the Policy shall be subject to the provisions of any cogent law applicable to the Company and its office holders in any territory.

1.3	The underlying principles and purposes of the Policy are as follows: (a) promoting the Company’s goals, its work plan and its policy for the long-term; (b) compensating and providing incentives to office holders, while considering the risks that the Company’s activities involve; (c) adjusting the compensation package to the size of the Company and the nature and scope of its activities; (d) creating incentives that are suitable to Company’s office holders by compensating those entitled for compensation under the Policy in accordance with their positions, areas of responsibility and contribution to the development of the Company’s business, the promotion of its targets and the maximization of profits in the short and long-term, taking into account, among other things, the need to recruit and retain qualified, highly-skilled officers in a global and competitive market; and (e) adjusting the compensation of office holders to the contribution of the office holder to the achievement of the Company’s goals.

1.4	This Policy is a multi-annual policy that will be effective for a period of five years from the date of its approval. This policy shall be brought forward for re-approval by the Company’s Compensation Committee, the Company’s Board of Directors and the general meeting of its shareholders after three years have elapsed since the date of approval thereof and so forth, unless any changes need to be made to the Policy in accordance with the law and/or in accordance with the Company’s needs.

1.5	Without derogating from the provisions set out in Section 1.4 above, the Company’s Compensation Committee and Board of Directors shall check, from time to time, whether the compensation that is granted under this policy, does, indeed, comply with the terms of this policy and the parameters set therein for each Company office holder.

1.6	This Policy is based, among other things, on the Company’s assessments as to the competitive environment in which it operates and the challenge it faces in recruiting and retaining high-quality officers in such an environment; it is also based on employment terms generally accepted in public companies operating in the Company’s area of activity and on existing employment agreements between the Company and its office holder, which – in order to remove any doubt – this policy cannot change.

2.	The Policy

2.1	Definitions

Office holder as defined in the Companies Law- 5759-1999, i.e., Chief Executive Officer (CEO), deputy CEO, Directors, Chairman, Subordinate office holder, any person filling any of these positions in the Company even if he holds a different title, and any other manager directly subordinate to the CEO.

Subordinate office holder- Office holder subordinate reporting directly to the CEO.

Foreign office holder- Office holder who his / her residency is outside of Israel.

“non-Affiliate holder” means any holder of shares of the Company who is not an Affiliate of the Company or of any of its shareholders. For the purposes of this definition, “Affiliate” shall mean, with respect to any person or entity, any other person or entity that directly or indirectly controls, is controlled by, or is under common control with, such person or entity, including any shareholder holding a significant interest, director, or another Office holder.

“Change of Control” means (i) the replacement of at least 1/3 of the Company’s current Board members, pursuant to a request of a shareholder of the Company; (ii) acquisition (including an exchange) of more than 25% of the share capital of the Company by non-Affiliate holder; (iii) a sale (including an exchange) of all or substantially all of the shares of the Company to any person, or a purchase by a shareholder of the Company or by an Affiliate of such shareholder of all the shares of the Company held by all or substantially all other shareholders or by other shareholders who are not Affiliated with such acquiring party; (iv) a sale of all or substantially all of the assets of the Company; or (v) a merger (including, a reverse merger and a reverse triangular merger), consolidation amalgamation or like transaction of the Company with or into another corporation. It is clarified that the Company’s Board of Directors will be entitled to change the definition of “Change of Control” at any time.

“Double Trigger Event” means the occurrence of the following events: (i) a Change of Control; and (ii) within 12 months of the occurrence of any of the events in section (i) above, an office holder’s employment or service arrangement is terminated by the Company without Cause or office holder resigns from the Company for Good Reason (as will be defined in the employment or services agreement);

2.2	Components of the Policy

In accordance with the Policy, the compensation of the Company’s office holders shall be based on all or some of the following components:

2.2.1	Basic salary component– refers to the monthly salary of that employee, excluding any social benefits and related benefits, and in respect to compensation paid as consultancy fee or equivalent (to a non-employee office holder) – the monthly gross consultation fees, excluding VAT (if applicable);

It is hereby clarified that the basic or monthly salary components, referred to in this Policy, shall be the full amount to which the office holder is eligible, and shall not be considered to have decreased upon the occurrence of any temporary salary exchange or reduction, as may be implemented from time to time.

2.2.2	Social and related benefits - social benefits as prescribed by local law (pension savings, contributions towards severance pay, contributions towards training fund, vacation pay, sick leave, recreation pay, etc.) and related benefits, such as company vehicle/vehicle maintenance, telephone expenses, laptop, meals at the workplace, gifts on public holidays, etc.

2.2.3	Variable cash compensation (bonus) – short and medium-term compensation, which includes annual bonuses, which are based on results and achievement of targets. The Company may also determine that a certain office holder will be paid discretionary annual bonuses, considering his/her contribution to the Company and the restrictions placed under this policy.

2.2.4	Variable equity-based compensation– share-based payment or another long-term compensation (subject to the existence of valid long-term compensation plans and provided that the Company decides to award such compensation).

(The components in sections 2.2.3 and 2.2.4 above shall be called hereafter: “the variable components”).

At the time of approval of the compensation package of an office holder, the Compensation Committee and Board of Directors of the Company shall assess the compliance of each of those components and of the total cost of employment and/or consultancy fee with the criteria set out in this plan.

2.3	Parameters for reviewing compensation terms

Generally, some or all of the following parameters will be considered when reviewing the compensation terms of a Company office holder.

2.3.1	Education, skills, expertise, tenure (specifically in the Company and in the office holder’s field of expertise in general), professional experience and achievements of the office holder;

2.3.2	The role of the office holder, his areas of responsibility and his employment or services terms under previous wage agreements entered into with this office holder;

2.3.3	The office holder’s contribution to the Company’s business, the achievement of its strategic goals and implementation of its work plans, the maximization of its profits and the enhancement of its strength and stability.

2.3.4	The extent of responsibility delegated to the office holder.

2.3.5	The Company’s need to recruit or retain an office holder with unique skills, knowledge, or expertise.

2.3.6	Whether a material change has been made to the role or function of the office holder, or to the Company’s requirements from this office holder.

2.3.7	The size of the Company and the nature of its activities.

2.3.8	As to service and employment terms that include retirement grants – the term of service or employment of the office holder, the terms of his service and employment over the course of this period, the Company’s performances in the said period, the office holder’s contribution to the achievement of the Company’s goals and the circumstances of the retirement.

2.3.9	(a) The market conditions of the industry in which the Company operates at any relevant time, including the office holder’s salary compared to the salaries of other office holders working in similar positions (or in position of comparable level) in companies whose characteristics are similar to those of the Company in terms of its activity (as described in section 2.3.1 below); (b) the availability of suitable candidates that can serve as office holders in the Company, the recruitment and retainment of the office holders and the need to offer an attractive compensation package in a global competitive market; and (c) changes in the Company’s area of activity and in the scope and complexity of its activities.

2.4	Payroll review

2.4.1	For the purpose of determining the payroll that can be offered to an office holder upon recruitment, the Company will review from time to time the payroll generally accepted in the relevant markets for similar positions in companies, which are similar to the Company in terms of its area of activity/scope of activity/complexity of activity/market value/revenues and other relevant parameters (if such companies exist).

2.4.2	The payroll review will be conducted by the Company itself, or by an external advisor, at the Company’s discretion, after the Compensation Committee has issued its recommendations regarding this matter.

2.5	Basic salary, benefits and other related benefits

2.5.1	The basic salary of a new Company office holder shall be determined taking into accounts the parameters described in section 2.3 above and the conclusions of the payroll review described in section 2.4 above (should such a review be conducted).

2.5.2	The basic salary shall be in absolute numbers. The Company may determine that an office holder’s salary shall be linked to a certain currency or index.

The Company’s Compensation Committee and the Board of Directors may decide to exchange basic salary with equity-based compensation, either in whole or in part, by issuing Restricted Shares (“RS”) or Restricted Share Units (“RSUs”) or options to purchase ordinary shares (“Options” and together with the RS and RSUs, the “Awards”) which may be granted in a minimum par value per share as allowed under applicable law and may be vested on a monthly basis, in accordance with applicable law.

In such case, the calculation of the Awards value in comparison to the basic salary will be up to two (2) times of the basic salary for the relevant month.

2.5.3	In any case, the basic monthly salary, or alternatively, the monthly consultation fees shall not exceed the maximum amount set out below (linked to the Consumer Price Index commencing May 2015):

Position**	Maximum basic salary* in $
Active Chairman of the Board of Directors (“Active Chairman”)	30,000
Company’s CEO (“CEO”)	~~27,500~~30,000
Subordinate Office holders	25,000
Foreign Office holders	25,000

*	An amount paid to an office holder other than an Active Chairman, as monthly consultation fees (in respect of which an invoice is issued), which is up to 1.3 times higher than the maximum basic salary set for his position, shall not be considered to be a deviation from the Policy.

**	The amounts presented above are in respect of a full-time position; those amounts shall change in proportion to the scope of position of the office holder.

2.5.4	Social benefits[1], related benefits, reimbursement of expenses

The compensation package may include benefits that are generally acceptable in the market where employee serves, such as vacation pay2, contributions towards pension, life insurance, education fund, training fund saving, health insurance, social rights and benefits, mobile phone (including grossing up of the taxable value of the phone), internet and landline, gifts on public holidays, recreation, medical tests, medical insurance and/or undertaking such an insurance policy and other expenses, all as approved by the Compensation Committee and the Company’s Board of Directors, at their discretion and in accordance with the applicable Company policy.

[1]	As to an office holder that has entered into engagement with the Company whereby no employer-employee relationship exists, the Company may pay the social benefits described above on top of his monthly fee in lieu of the said expenses.

[2]	An office holder shall be entitled to annual leave as prescribed by law, but the Company may grant him further paid leave up to a maximum of 24 working days per year. The Company may allow the office holder to accumulate vacation days over his term of office in accordance with Company’s procedures.

2.5.5	Vehicle

Company office holders shall be entitled to receive a Company vehicle (including by way of leasing) in the following costs:

●	CEO- up to $70,000 or by way of leasing in the amount of up to $1,700 per month excluding VAT, linked to the consumer price index.

●	Subordinate office holders- up to $60,000 or by way of leasing in the amount of up to $1,600 per month before VAT, linked to the consumer price index.

Such entitlement may include grossing up the taxable value of this benefit, fuel expenses, licensing, insurance and other related expenses.

The Company may add an amount equal to the vehicle costs as additional salary to the office holder, provided that the total payroll will be in accordance to the limitation of the Policy.

2.5.6	Insurance, indemnification, and exemption

Insurance

2.5.6.1	Company’s office holders shall be entitled to insurance coverage, including “run-off” and/or SIDE A type policies, to be provided by a liability insurance policy of directors and office holders, including the controlling shareholders, which the Company will purchase from time to time, subject to the approvals required by law.

2.5.6.2	Subject to the provisions of the law, as amended from time to time, and without detracting from the provisions of section 2.5.6.1 above, the Company’s office holders shall be entitled to benefit from coverage provided by a liability insurance of directors and office holders, which the Company will purchase from time to time, subject to the approval of the Compensation Committee alone (and the approval of the Board of Directors, if required by law), provided that the insurance policy meets the following criteria and provided that the engagement with the insurer is entered into under market conditions and will not have a material effect on the Company’s profitability, its assets or liabilities:

a.	The limit of insurer’s liability under the insurance policy shall not exceed $30,000,000 per claim and during the insurance period covered by that policy, plus reasonable litigation expenses in excess of the abovementioned limit.

b.	The insurance policy may include an entity cover that will cover the Company itself in case of lawsuits filed against it under the securities law (whether those lawsuits are filed only against the Company and whether they are filed against the Company and office holder thereof or an office holder in its related companies). Such cover will be subject to priorities for payment of any insurance benefits according to which the rights of the Directors and Officers to receive indemnity from the Insurer’s take precedence over the right of the Company itself.

c.	Without derogating Section 2.5.6.2(b) above, the total annual premium that the Company will pay to an insurance company for the office holders liability insurance as described above, shall be (i) in market conditions and in an immaterial cost; or (ii) shall not exceed a total of $1,200,000.

d.	In case of a material change in risk, or a change in control, or in case the policy is not renewed, the Company shall be entitled to purchase a Run-Off coverage of up to 7 years (the “Run Off period”), for a premium for the Run Off period in the rate of up to 300% of the last paid annual premium.

e.	The excess amounts set in the insurance policies shall not exceed the amounts normally applicable in the insurance market for policies of this type as of the date of purchasing and renewing the insurance on a periodic basis.

f.	In this section 2.5.6.2, if the overages do not exceed 10%, this will not be considered as an exemption of the Policy.

Indemnification and Exemption

2.5.6.3	The Company’s office holders may be entitled to an indemnification arrangement in accordance with arrangements that are normally acceptable and subject to the provisions of the law and the Company’s articles of association. The overall amount of indemnification per event to each office holder and to all office holders together, individually or in aggregate, shall not exceed the greater of: (i) 25% of the effective shareholders’ equity of the Company; and (ii) $5,000,000 (the maximum indemnification amount).

For that purpose, the “effective shareholders’ equity of the Company” means the amount of the Company’s shareholders’ equity in accordance with the last consolidated audited or reviewed financial statements of the Company (as applicable) at the time of actual payment of the indemnification. It is hereby clarified that the indemnification shall be paid in excess of any amount paid under the liability insurance of directors and office holders, which the Company has purchased or will purchase from time to time.

2.5.6.4	Company office holders may be entitled to an exemption arrangement in accordance with arrangements that are normally acceptable and subject to the provisions of the law and the Company’s articles of association.

2.6	Compensation in connection with termination of employment

2.6.1	Advance notice period

2.6.1.1	An office holder may be entitled to advance notice period or payment in lieu of advance notice period, as follows:

Chairman- up to four (4) months advance notice period.

CEO / Chief Scientific Officer (“CSO”) / Chief Technology Officer (“CTO”) - up to six (6) months advance notice period.

Other subordinate office holder - up to four (4) months advance notice period.

2.6.1.2	Upon the occurrence of a Double Trigger Event, the Office Holder shall be entitled to an extended advance notice period, or to a payment in lieu thereof, as follows:

Chairman - up to nine (9) months advance notice period.

CEO / CSO / CTO - up to twelve (12) months advance notice period.

Other subordinate office holder - up to nine (9) months advance notice period.

2.6.1.3	Over the course of the advance notice period, the office holder shall continue to do his job in the Company at the request of the Company, unless the Company decides that he will not do so, in which case the office holder may be entitled to continue and receive over the advance notice period all employment and service terms, which were agreed upon in his employment agreement.

2.6.1.4	The service or employment terms of the office holders may include a provision whereby the Company may terminate the services or employment of the office holder without an advance notice period in cases which deny eligibility for severance pay according to the law, including the following cases: (a) conviction of an offence involving moral turpitude; (b) an office holder who will conduct himself in a disloyal and/or unreliable and/or dishonest manner in his relations with the Company and/or while carrying out actions on its behalf and/or will harm the Company’s reputation; (c) in case the office holder will breach the confidentiality duty towards the Company and/or his duty to protect the Company rights which were developed due to or as part of his work at the Company; (d) Any other case in which the Company is legally entitled to refrain from payment of severance pay.

2.6.2	Severance pay

Office holders, who are Company’s employees, will be entitled to severance pay in accordance with the provisions of the local law.

2.6.3	Retirement terms

2.6.3.1	The retirement terms of the Company’s office holders shall be determined by the Compensation Committee and the Board of Directors, in accordance with the following table, while taking into account, among other things, the parameters set out in Section 2.3 above, the period of service or employment of the office holder, the terms of service and employment over this period, his or her contribution to the achievement of the Company’s goals and the circumstances of the retirement:

2.6.3.2	An office holder may be entitled to a retirement grant, as follows (“Retirement grant”):

Role	Maximum retirement grant
CEO / CSO / CTO	Up to 6 basic monthly salaries
Other subordinate office holder	Up to 4 basic monthly salaries

2.6.3.3	Upon the occurrence of a Double Trigger Event, the Office Holder shall be entitled to an extended retirement grant, as follows:

Role	Maximum retirement grant
CEO / CSO / CTO	Up to 12 monthly salaries
Other subordinate office holder	Up to 9 monthly salaries

2.6.4	Adjustment payment

2.6.4.1	The Company may provide an additional adjustment grant (“Adjustment Grant”), according to his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of retirement:

Role	Maximum adjustment grant
CEO / CSO / CTO	Up to 6 monthly salaries
Other subordinate office holder	Up to 4 monthly salaries

2.6.4.2	Upon the occurrence of a Double Trigger Event, the Office Holder shall be entitled to an extended adjustment grant, as follows:

Role	Maximum adjustment grant
CEO / CSO / CTO	Up to 18 monthly salaries
Other subordinate office holder	Up to 12 monthly salaries

2.6.5	Maximum grant amount

2.6.5.1	Notwithstanding the foregoing, the aggregate amount of advance notice period, Retirement grants and Adjustment Grants, payable to each Office Holder under this Section 2.6 (excluding any other bonuses) shall not exceed the following amounts:

CEO / CSO / CTO - up to twelve (12) monthly salaries.

Other subordinate office holder - up to nine (9) monthly salaries.

2.6.5.2	Upon the occurrence of a Double Trigger Event, the aggregate amount of advance notice period, Retirement grants and Adjustment Grants, payable to each Office Holder under this Section 2.6 (excluding any bonuses) shall in any case not exceed 24 monthly salaries.

2.6.6	Non-Compete

2.6.6.1	Subject to applicable law, the Company may engage with its Office holders, to establish a “non-compete period” upon termination, to refrain from competing with the Company for up to twelve (12) months.

2.7	Annual bonus

In addition to the basic salary, the compensation package of Company’s office holders may include eligibility to an annual bonus that is based on measurable targets and to an annual discretionary bonus (hereafter jointly: “the annual bonus”).

For the purpose of this Annual bonus section, whenever the term “salary” is used, it means (i) in the case of an employed office holder – the gross salary in terms of employer cost as paid to the office holder for the month of December in the relevant year, including any social benefits and related benefits as detailed in section 2.5.4 and 2.5.5 herein and (ii) in the case of office holder with no employer-employee relationship – the fee paid to the office holder for the month of December in the relevant year, excluding VAT (if applicable).

2.7.1	Components of the annual bonus

The Company may grant an Office holder an annual bonus up to the maximum annual bonus as described in the table in section 2.7.7 below, based on the compensation plan which will be approved by the compensation committee and the Board of Directors for each year in advance.

At the end of each year, the Compensation Committee and Board of Directors will review the office holders’ meeting their measurable targets in order to determine that component of the annual bonus, which is based on measurable targets. The Compensation Committee and Board of Directors may determine to pay only part of the component of the annual bonus, which is based on measurable targets, if the office holder meets only some of the targets.

According to the rates stated below, the components for each of the Office holders of the annual bonus will be:

(i)	Measurable Company Targets (from the categories in the list below);

(ii)	Measurable Personal Targets (from the categories in the list below); and

(iii)	Discretionary Bonus (according to the limitations set forth herein)

	Measurable Company Targets	Measurable Personal Targets	Discretionary Bonus
Active Chairman / CEO	0-100%	0-100%	0-35% (by Board of Directors), see section 2.7.3(1) below
Subordinate Office holders	0-100%	0-100%	0-50% (by CEO), see section 2.7.3(2) below.

2.7.2	Measurable Targets (Company and Personal)

Set forth below are several suggested criteria for the annual bonus that is based on measurable targets. It should be clarified that this list is not a closed and binding list. The Compensation Committee and the Board of Directors may consider adding or removing some of those criteria, considering the role of each office holder, his areas of responsibility and the Company’s activity.

a bonus that is based on meeting principal and personal performance metrics that are quantified and set out in the Company’s work plan and attributed to the relevant office holder. These performance metrics may include, among other things:

Active Chairman and CEO Measurable Targets Criteria

(a)	Sales and marketing targets.

(b)	Increase of revenue targets.

(c)	Engagement in contracts with revenue potential in a determined amount.

(d)	Engagement in collaboration contracts.

(e)	Engagement of material contracts and/or strategic contracts.

(f)	Achievement of product development milestones.

(g)	Reducing costs.

(h)	Achievement of targets/milestones relating to Company’s products and projects.

(i)	Promotion of strategic plans and targets, including targets which were set for the office holder, and which are relevant to the relevant office holder’s area of activity.

(j)	Achievement of regulatory approvals.

(k)	Achievement of reimbursement for the Company’s products.

(l)	Achievement of financial indicators targets: gross margin, operational profit/loss, net profit/loss, cash balance, revenue.

(m)	Achievement of funding targets: raising loans, private placement, public or rights offering of shares, bonds, etc.

(n)	Achievement of achieving new and/or innovative technologies.

Subordinate Measurable Targets Criteria

(a)	Sales and marketing targets.

(b)	Increase of revenue targets.

(c)	Engagement in contracts with revenue potential in a determined amount.

(d)	Engagement in collaboration contracts.

(e)	Engagement of material contracts and/or strategic contracts.

(f)	Achievement of product development milestones.

(g)	Reducing costs.

(h)	Achievement of targets/milestones relating to Company’s products and projects.

(i)	Promotion of strategic plans and targets, including targets which were set for the office holder, and which are relevant to the relevant office holder’s area of activity.

(j)	Achievement of regulatory approvals.

(k)	Achievement of reimbursement for the Company’s products.

(l)	Budget and work plan related targets.

(m)	Inventory and Production related targets.

(n)	Achievement of financial indicators targets: gross margin, operational profit/loss, net profit/loss, cash balance, revenue.

(o)	Achievement of funding targets: raising loans, private placement, public or rights offering of shares, bonds, etc.

(p)	Achievement of achieving new and/or innovative technologies.

2.7.3	Discretionary bonus

(1)	With regard to the Company’s CEO and an active Chairman of the Board of Directors – most of the annual bonus will be based on measurable targets and an immaterial portion of the annual bonus (for that purpose “immaterial portion” – the higher of (a) a total of 3 (gross) monthly salaries or (b) 35% of the variable components of the bonus (actual bonus and equity-based payment) shall be a discretionary bonus that is based on qualitative criteria.

Notwithstanding the above, if in a specific year the Company does not pay the CEO or the active Chairman (as applicable) an annual bonus that is based on measurable targets (i.e., if the discretionary annual bonus paid to the CEO or the active Chairman (as applicable) constitutes the total annual bonus paid on that year), then the amount of the discretionary bonus that the Company may pay to the CEO and to the active Chairman (as applicable and separately) shall not exceed three (3) gross monthly salaries of that office holder.

(2)	With regard to Subordinate Office Holders– subject to the provisions of the law, Subordinate Office Holders, may be eligible to an annual bonus that is based on measurable targets and to a discretionary annual bonus. It should be clarified that the amount of the discretionary bonus that the Company may pay to Subordinate Office Holders, shall not exceed three (3) gross monthly salaries of the Subordinate Office Holder.

The amount of the annual bonus that is based on measurable targets shall be calculated based on measurable criteria, that will be determined (if they are determined) for each and every office holder at a time close to the date of the discussion held by the Board of Directors for review of the Company’s budget for the forthcoming year, in accordance with the role of the relevant office holder, by the competent organs of the Company (in accordance with the provisions of the law and the positions of the Securities Authority, as amended from time to time), provided that the targets applicable to Subordinate Office Holders, shall be determined by the Company’s Compensation Committee and Board of Directors, at the recommendation of the CEO.

2.7.4	Neutralization of one-off events

As part of the calculation of the eligibility to annual bonus that is based measurable targets on the basis of financial statements data (if such targets are set) the Board of Directors or the Compensation Committee will be authorized to neutralize the effect of “one-off events”, or alternatively to decide that such events should not be neutralized in a certain year, as applicable.

2.7.5	The Company’s competent organs shall approve this component based, among other things, on data presented by the Company’s management and based on personal assessment and recommendation issued by the Company’s CEO (with regard to Subordinate office holders) and by the Company’s Board of Directors with regard to active Chairman and the CEO, while listing the underlying reasons for their recommendation.

Notwithstanding the foregoing, subject to applicable law, the Company’s competent organs shall be entitled to approve payment of discretionary bonus on an Annual, quarterly, monthly, or otherwise basis.

2.7.6	Annual bonus that is based on measurable targets only

2.7.6.1	Subject to the provisions of the law and the positions of the Israeli Securities Authority (as amended from time to time):

a.	The Compensation Committee and Board of Directors alone will be allowed to determine the measurable targets applicable to active Chairman of the Board of Directors or any other director, if one of the following (1) or (2) is fulfilled:

(1)	All of the following conditions are met: (a) the resolution is in line with the Policy; (b) the grant in question is based only on measurable targets; (c) the amount of the potential grant is immaterial (up to three salaries); and (d) the targets were pre-determined by the Compensation Committee and Board of Directors.

(2)	All of the following conditions are met: (a) the resolution is in line with the Policy; (b) the office holder in question serves both as a director and in an operational role in the Company; (c) The Compensation Committee and Board of Directors approved the targets, other than the said directors, who receive from the Company a bonus based on measurable targets, did not take part in the approval of those targets (whether in their capacity as directors or in their capacity as other office holders in the Company).

b.	The Compensation Committee and Board of Directors alone will be allowed to determine the measurable targets applicable to an office holder, who is a controlling shareholder or a relative thereof (as these terms are defined in the Companies Law), if one of the following (1) or (2) is fulfilled:

(1)	All of the following conditions are met: (a) the resolution is in line with the Policy; (b) the grant in question is based only on measurable targets; (c) the amount of the potential grant is immaterial (up to three salaries); and (d) the targets were pre-determined by the Compensation Committee and Board of Directors.

(2)	The Board of Directors has determined a clear target that is based on financial statements data and which applies in the same manner to the controlling shareholder and his relative and to other office holders, who are not related to the controlling shareholder.

2.7.7	The maximum annual bonus of office holders as of date of payment thereof (both in respect of Discretionary Bonus and in respect of bonus based on Measurable Targets):

Role	Maximum Annual Bonus[3]
Active Chairman	Up to 9 salaries (subject to the provisions of section 2.7.3(1) above)
CEO	Up to ~~9~~ 18 salaries (subject to the provisions of section 2.7.3(1) above)
Other Subordinate Office holders	Up to ~~6~~ 14 salaries

2.7.8	The Compensation Committee and Board of Directors may decide to pay the annual bonus in cash and/or equity.

2.7.9	The Compensation Committee and Board of Directors may decide to postpone the payment of the annual bonus or reduce the amount of the annual bonus to which the office holder is entitled, at their own discretion.

2.7.10	The Company may pay an office holder, who has not completed a full year of employment, a proportionate share of the bonus according to the period of employment of the office holder.

2.7.11	he office holder shall repay to the Company that portion of the bonus he received, which was based on measurable targets, should it be determined that this component was paid to him on the basis of erroneous data and/or data that were restated in the Company’s financial statements, provided that the date of restatement of the financial statements does not fall later than three (3) years after the original approval of the relevant financial statements.

[3]	The maximum values are in respect of the aggregate annual bonus – bonus based on measurable targets and discretionary bonus.

2.8	One-Time Bonus

The Board of Directors, subject to the recommendation of the Compensation Committee and the officer’s direct supervisor, may decide to grant a one-time bonus (beyond the Annual Bonus, as described in Section 2.7 above), to an office holder, including the chairman and directors, in respect of special efforts performed by the officer and / or in respect of the significant contribution of the officer to the Company’s operations, special projects or extra ordinary achievements which are not in the Company’s general course of business (the “One-Time Bonus”).

The aggregate amount of one-time bonus and annual bonus, shall not exceed 9 monthly base salaries. The One-Time Bonus is separate from the Special Bonus and the annual bonus.

An approval of a One-Time Bonus to the CEO, that meets the aforesaid conditions, shall not be subject to the approval of the General Meeting, as long as the aggregate amount of the all discretionary bonuses does not exceed 12 monthly salaries.

2.9	Special Bonus

- merger or sale or assignment by the Company of all or substantially all of its shares or assets

The Board of Directors, subject to the recommendation of the Compensation Committee and the officer’s direct supervisor, may decide to grant a special bonus (beyond the Annual Bonus, as described in Section 2.7 above), to an office holder, including board members and chairman, in case of a consummation of a merger, or sale or assignment by the Company of all or substantially all of the issued and outstanding shares of the Company and/or all or substantially all of the Company’s assets, or upon an equity financing single transaction resulting in gross proceeds to the Company of at least $10 million, (the “Special Bonus”), as follows:

CEO / CSO / CTO – up to 1.5% of the transaction value, each, and in accordance with applicable law.

Chief Financial Officer – up to 1% of the transaction value, and in accordance with applicable law.

Other subordinate office holders – up to 0.5% of the transaction value, each, and in accordance with applicable law.

The Special Bonus is separate from the One-Time Bonus and the Annual Bonus.

An approval of a Special Bonus to the CEO and other Office holders, that meets the aforesaid conditions, shall not be subject to the approval of the General Meeting.

2.10	Commissions

The CEO, may decide to grant Office holders that are providing services of sales and/or business development for the Company, with commissions, as shall be determined in their employment agreement (the “Sales Office holders” and “Commission”, respectively). The purpose of granting Commissions to Sales Office holders is to incentivize Sales Office holders to increase the amount of sales of Company’s products. For each Sales Office holder, the aggregate amount of Commissions paid by the Company in each calendar year shall be up to 5% from direct contribution to the Company’s income from sales, and in any case, the amount paid for each Sales Office holder shall not exceed $150,000. The Commissions will be paid on either a monthly, quarterly or annual basis. The maximum amount of Commissions shall be considered from time to time

The Commission paid to a Sales Office holder shall be separate from the Annual Bonus and/or Special Bonus given to them, or instead of Annual Bonus and/or Special Bonus, as suggested by in each case by the CEO and approved by the Compensation committee.

The Commission shall be limited by the ratio between the fixed compensation and variable compensation, as further specified in section 2.12 herein

2.11	Long-term compensation

2.11.1	The purpose of granting long term compensation is to create an identity of interests between the company’s long term business results and the office holder’s compensation. In addition, granting long term compensation is a tool for preserving good personnel. The principles for the long-term compensation are as follows:

2.11.1.1	The Company will provide equity-based compensation, which can include Options, RSUs and or any other equity-based compensation in accordance with the Option Plan, to office holders, from time to time at the Board’s discretion.

2.11.1.2	Vesting Period- The vesting period will not be less than one year, except in cases of acceleration, in accordance with the Policy, the employment agreement and / or services with the office holder and as will be from time to time, or in case the vesting depends on milestones.

2.11.1.3	Acceleration Mechanism- The Board of directors (and in relation to the CEO or directors, as required by applicable law) may allow immediate acceleration for any unvested options and/or RSUs granted to office holders, upon closing of a Deemed Liquidation (as defined below).

“Deemed Liquidation” - shall mean: (i) the acquisition of the Company by, or the merger of the Company with another entity, consolidation, reorganization and/or recapitalization; provided that any of the said events results in an event prescribed under subsection (iii) below; (ii) sale, assignment or disposal by the Company of all or substantially all of the issued and outstanding shares of the Company; (iii) any other transaction or series of transactions following which the shareholders of the Company prior to the closing of such transaction own, directly or indirectly, less than 50% (fifty percent) of the voting power of the surviving entity (except in connection with public offering).

It is clarified that the Company’s Board of Directors will be entitled to reduce the definition of “Deemed Liquidation” at the time of the equity-based grant, and to determine that “a deemed liquidation is one or more of the aforementioned criteria.”

Furthermore, upon the occurrence of a Double Trigger Event, the Compensation Committee and the Board may allow that the entire then-outstanding unvested portion of the time-vested equity-based compensation (including Options and RSUs) shall automatically accelerate and become fully vested.

2.11.1.4	Exercise Price- The exercise price of the equity-based compensation will be determined according to the average price of the last 30 trading days share price, prior to the grant date.

2.11.1.5	Expiration date - up to ten (10) years from the date of grant.

2.11.1.6	The grant of equity-based compensation will be granted as far as possible under section 102 of the Income Tax Ordinance to employees employed in Israel (in cases of workers abroad under the existing law in those countries).

2.11.1.7	the equity-based compensation is subject to the following principle~~s (and in any case- the lowest of)~~:

1.	The value of compensation in accordance with number of monthly salaries as specified below. The maximum compensation value is for one-year term and shall be calculated on a linear basis[4].

~~2.~~	~~the maximum rate of dilution for shareholders which will not exceed the rate listed below.~~

~~Maximum amounts as follows:~~

Role	Chairman		CEO		Subordinate Office holder
Maximum Monthly Salaries	6		~~6~~35		~~6~~25
~~Maximum Dilution Rate~~	~~2~~	~~%~~	~~2~~	~~%~~	~~2~~	~~%~~

2.11.1.8	Other conditions for long-term compensation will be in accordance with the Wearable Devices Ltd. 2015 Share Option Plan or any other long term compensation plan that will be adopted by the Company.

2.11.1.9	The above-mentioned ratios and guidance will be effective to grants following the closing of a public offering.

2.11.2	The Compensation Committee and the Board of Directors (and in relation to the CEO or directors, as required by applicable law) may decide to exchange accrued and unpaid cash salary given to office holders, including controlling shareholders and/or relatives of controlling shareholders (if applicable and only in the event described in this section 2.11.2), with RSUs or any other equity-based compensation in accordance with the Company’s than in effect equity incentive plans (the “Exchanged equity-based compensation”).

The Exchanged equity-based compensation terms will be determined according to the following:

2.11.2.1.	Vesting Period- will be no less than one month.

2.11.2.2	Share Price- will be calculated at the Board of Directors’ discretion granted in the minimum par value per share and allowed under applicable law. In such case the calculation of RSU value in comparison to the basic salary will be up to two (2) times of the basic salary for the relevant month.

All other relevant terms will be as specified in section 2.11.1 above.

2.11.3	Employee Stock Purchase Plan

Without derogating from section 2.5.2 and section 2.11.2 above, subject to applicable law and any additional approval as may be required by applicable law, the Compensation Committee and the Board of Directors, may adopt, from time to time, an Employee Stock Purchase Plan (or “ESPP”), or any similar plan (and to amend such plans), for the purpose of enabling, among others, officeholders and directors of the Company, to use payroll deductions to purchase the Company’s ordinary shares, and thereby acquire an ownership interest in the Company. The terms of such acquisitions shall be determined and described within such plans.

[4]	The calculation of the maximum annual value of such grant will take into consideration all previous grants’ value to the officer holder in each year.

2.12	The ratio between the variable components and the basic salary component[5]

Role	The ratio between the variable components and the total compensation
Active Chairman of the Board of Directors	Up to 60%
CEO	Up to ~~60~~80%
Subordinate Office Holders, if any	Up to ~~60~~75%
Foreign Office holders	Up to ~~60~~75%

2.13	Extending the term of existing agreements with Company office holders and making amendments to those agreements

2.13.1	Prior to extending the term of the services or employment agreement with a Company office holder (whether this involves changes to the terms of employment or not), the office holder’s existing compensation package will be assessed in relation to the parameters set out in section 2.3 above and bearing in mind the payroll review, which was conducted by the Company as per section 2.4 above.

2.13.2	Subject to the provisions of the law and the positions of the Israeli Securities Authority, as amended from time to time, immaterial changes (as defined below) made to the service or employment terms of the Company’s CEO will need to be approved by the Compensation Committee alone, if it approves that the changes are, indeed, immaterial and the change complies with the provisions of this Policy.

2.13.3	Subject to the provisions of the law and the positions of the Israeli Securities Authority, as amended from time to time, immaterial changes made to the service or employment terms of the Subordinate Office Holders shall be approved by the Company’s CEO alone, and the approval of the Compensation Committee will not be required, provided that the service and employment terms of that office holder comply with the provisions of this Policy.

In sections 2.13.2 and 2.13.3 above, “immaterial changes to the service and employment terms” are changes, the aggregate value of which does not exceed 5% of the overall annual cost of compensation of the office holder.

[5]	For that purpose, the “variable components” include the annual bonus, one-time bonus, special bonus and annual value of the share-based payment (excluding share-based expenses related to grants made prior to the public offering).

2.14	Compensation of directors

2.14.1	The directors of the Company will be entitled to annual compensation and participation compensation which will be determined in accordance with the provisions of the Companies Regulations (rules regarding remuneration and expenses for an external director), 2000 hereafter and the Companies Regulations (exemptions for dual companies), 2000 (“the compensation regulations”), as they will be from time to time and according to the Company’s rank.

2.14.2	In addition, the directors of the Company will be entitled to compensation of travel and parking expenses. In the case of a director (except for external directors) with additional expertise in the Company’s operations and / or in other areas where the Board has decided that they are necessary for the Company, the Company will be entitled, to award that director, solely that the aggregate amount of the annual compensation to which the director is entitled, does not exceed the amount specified in section 2.5.3.

2.14.3	The Company may grant equity-based compensation to directors, including external directors and independent directors, from time to time, all in accordance with applicable law. The fair value of annual expenses for securities granted to directors ~~at the grant date~~, as reflected in the Company’s financial statements, will be calculated on the basis of accepted valuation methods (such as Black & Scholes / Intermediate), and will not exceed ~~75% of the total annual compensation and participation compensation given to directors in the 12 months preceding grant date, or up to~~ $~~50~~225,000.

2.14.4	All other provisions regarding the long-term compensation that apply to the officers under this Policy, will also apply to the long-term compensation granted to directors.

2.15	Recoupment Policy

The Company may seek reimbursement of all, or a portion of any compensation paid to an Office Holder based on financial data included in Company’s financial statements in any fiscal year that are found to be inaccurate and are subsequently restated.

In any such event, Company will seek reimbursement from the Office holders to the extent such Office Holders would not have been entitled to all or a portion of such compensation, based on the financial data included in the restated financial statements.

The Compensation Committee will be responsible for approving the amounts to be recouped and for setting terms for such recoupment from time to time in accordance with a recoupment policy adopted from time to time by the Compensation Committee or the Board of Directors. Any recoupment under this Section 2.15 may be in addition to (and not limited by) any other remedies or rights of recoupment available to the Company pursuant to the terms of any similar policy or under applicable law.

2.16	Exchange Rate

Monetary amounts in this Policy are quoted in $, yet subject to the applicable currency exchange rates.

2.17	The ratio between the salary of office holders and the salary of all other Company employees as of the date of the compensation policy

The ratio of the average and median salary between the officers to the other full-time employees will be up to the following ratios:

Role	Ratio to the average salary[6]	Ratio to Median salary
CEO	7	7
Subordinate office holders	6	6

As of the date of the compensation policy in the Company, there are 12 full-time employees who are not office holders. It is clarified that for the purpose of calculating the aforesaid ratios, only the employees of Wearable Devices Ltd. were included.

At the time of approval of the compensation policy, the compensation committee examined the existing gaps between the officers and the other employees. The existing Ratio of CEO and subordinate office holders to average salary is approximately 2. The compensation committee and the Board of Directors believe that these data have a limited effect on determining the salaries of the Company’s officers, given the structure of the Company, the small number of full-time employees and the low salary of CEO and office holders reflected by the financial condition of the company prior the significant fund raising.

3.	The powers of the Compensation Committee and the Company’s Board of Directors regarding the Policy

3.1.	The Company’s Board of Directors is charged with the management of the Policy and all actions required for management thereof, including the power to interpret the provisions of the Policy where doubts arise as to the manner of its implementation.

3.2.	The Company’s Compensation Committee and Board of Directors will assess, from time to time, the Policy and the need to adjust it, inter alia, in accordance with the considerations and principles set out in this policy, while taking into account the changes in the Company’s goals, market conditions, Company’s profits and revenues in previous periods in real time and any other relevant information.October 24, 2025

3.3.	In order to assess the Company’s Policy, the Company’s Compensation Committee and its Board of Directors will monitor the implementation of the Policy in the Company.

***

[6]	The ratio to the average salary and the median salary refers to the salary cost of the employees of Wearable Devices Ltd. only, and does not include the cost of the salaries of the officers

WEARABLE DEVICES LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Mr. Asher Dahan, Chief Executive Officer of Wearable Devices Ltd. (the “Company”), and Mr. Alon Mualem, the Company’s Chief Financial Officer, and each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of the Company which the undersigned is entitled to vote at the Special General Meeting of Shareholders (the “Meeting”) to be held on February 19, 2026 at 11:00 a.m. Israel time, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of the Special General Meeting of Shareholders and proxy statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

WEARABLE DEVICES LTD.

SPECIAL GENERAL MEETING OF SHAREHOLDERS

Date of Meeting: February 19, 2026

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE
MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To approve the private placement of warrants to purchase Ordinary Shares pursuant to a securities purchase agreement, and an amendment to certain terms of existing warrants, as set forth in the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.	To approve the private placement of warrants to purchase Ordinary Shares, pursuant to an inducement offer letter agreement, as set forth in the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3.	To approve an amendment to the Company’s amended and restated compensation policy for the Company’s executive officers and directors, as set forth in the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

4.	To approve a grant of equity-based compensation to Mr. Asher Dahan, the Company’s Chief Executive Officer and Chairman of the Board, as set forth in the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

5.	To approve a grant of equity-based compensation to Mr. Guy Wagner, the Company’s Chief Scientific Officer, President and Director, as set forth in the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

6.	To approve a one-time grant of equity-based compensation to non-executive directors of the Company, as set forth in the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

7.	To approve one or more reverse share splits of the Company’s issued and outstanding Ordinary Shares, at an aggregate ratio of up to 3:1, to be in effect, if effected, at the discretion of, and at such date to be determined by the Board, as set forth in the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

PLEASE NOTE: By signing and submitting this proxy card, you declare that you are not a controlling shareholder of the Company (as defined in the Israeli Companies Law 5759-1999) (the “Companies Law”), and that you have no personal interest in the approval of any of the items that are proposed for approval at the 2026 special general meeting of shareholders, which require such declaration under the Companies Law, except as notified to the Company via Email to Mr. Alon Mualem, e-mail address: alonmualem@wearabledevices.co.il.

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

NAME	SIGNATURE	DATE

NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy Statement. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.